EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL AWARDED A $4.5 MILLION CONTRACT TO SECURE A CRITICAL SITE IN MEXICO

YAHUD, Israel – May 21st, 2014 - Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today that it was awarded a US$4.5 million contract to supply a full security solution for a main power distribution center in Mexico.

The project will deliver a complete perimeter security system with a DTR taut wire system and a surveillance system, fully integrated by Fortis4G – Magal’s state of the art PSIM (Physical Security Information Management).

Carlos Garcia, President of Magal S3 Mexican operation commented: “We are encouraged by this large order. While we saw a pause in orders following the elections, budgets have now been released and we believe that the receipt of this new order marks a resurgence of business in the region. Our local office is all set to kick off this important project in the near future and we aim to complete it before the end of the year.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com